February 21, 2012

VIA EDGAR and
FACSIMILE: 703-813-6984

Attention:  Duc Dang
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Parkway Properties, Inc.
Registration Statement on Form S-3
Filed November 16, 2011
Commission File No. 333-178003

Ladies and Gentlemen:

Parkway Properties, Inc. (the “Company”) hereby requests that the above referenced registration statement be declared effective at 10:00 a.m. on Friday, February 24, 2012, or as soon thereafter as is reasonably practicable.

The Company acknowledges that (i) should the Securities Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to such filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PARKWAY PROPERTIES, INC.

Date: February 21, 2012	By:	/s/ Darryl Waltman
Darryl Waltman
Senior Vice President and
Controller